April 18, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel, Office of Information Technologies and Services

Re:	Original Source Entertainment, Inc.

Preliminary Information Statement on Schedule 14C

Filed March 27, 2017

File No. 000-54716

Ladies and Gentlemen:

On behalf of our client, Original Source Entertainment, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated April 5, 2017 (the “Comment Letter”), with respect to the Preliminary Information Statement on Schedule 14C filed by the Company with the Commission on March 27, 2017 (the “Information Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Information Statement (“Amendment No. 1”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

All page number references in the Company’s responses are to the page numbers in Amendment No. 1.

General

1.	We note your disclosure on page 9 that increasing your authorized capital stock “will facilitate the Proposed Transaction” to acquire NeuroOne as an indirect wholly-owned subsidiary via a share exchange. Please revise your Information Statement to provide the disclosure required by Item 14 of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C, or tell us why you believe this disclosure is not necessary. Refer to Note A to Schedule 14A.

The Staff’s comment is noted. We respectfully advise as follows:

The Company disclosed the Proposed Transaction to voluntarily provide information to its stockholders with respect to a potential transaction being contemplated by the Company. However, as stated numerous times in the Information Statement, the Proposed Transaction is merely contemplated, no definitive documents have been entered into, and neither the Company nor NeuroOne is obligated to effect the Proposed Transaction or is otherwise obligated to each other in any way. We respectfully advise the Staff that Schedule 14A does not require disclosure of a future potential acquisition similar to the Proposed Transaction. Accordingly, Note A of Schedule 14A is not applicable to the Proposed Transaction since such information was provided voluntarily and as such, the Proposed Transaction is not “…information…called for by other items of this schedule…” By referring to the proposed transaction with NeuroOne as a “Proposed Transaction” throughout the Information Statement, the Company sought to prevent possible confusion that the Proposed Transaction is definitive and therefore required disclosure.

Additionally, although the Proposed Transaction was referenced in the various proposals of the Information Statement, the proposals should not be interpreted as involving the Proposed Transaction and, accordingly, Item 14 of Schedule 14A is also not applicable. Except with respect to Proposal 1 discussed further below, none of the proposals are actions taken with respect to (a) a merger or consolidation, (2) an acquisition of securities of another person, (c) an acquisition of any other going business or the assets of a going business; (d) a sale or other transfer of all or any substantial part of assets or (e) a liquidation or dissolution. The Company determined that in order for it to be in a position to capitalize on future opportunities, it would restructure and recapitalize to provide for greater corporate flexibility in ways that the Company believes are generally accepted by and familiar to the investing public. These are reflected in the proposals of the Information Statement, all of which are independent of the Proposed Transaction but nevertheless may be useful if the Proposed Transaction, or any other business combination or other event, comes to fruition; simply because the Proposed Transaction or any other possible event may be facilitated by one of the proposals, does not equate to the Proposed Transaction or any other possible event being involved with such proposals for purposes of Note A to Schedule 14A.

Although the first proposal (“Proposal 1”) involves the Proposed Transaction, in that to the extent the Proposed Transaction occurs the Company intends to change its name, the proposal at this time is not binding on the Company and there is no definitive agreement or arrangement or obligation to so move forward with either the Proposed Transaction or the Name Change. Accordingly, disclosing information called for by Item 14 of Schedule 14A with respect to the Proposed Transaction would be both premature and potentially misleading and confusing to stockholders. Furthermore, as stated above, Schedule 14A does not require the disclosure of the Proposed Transaction under its other Items and, accordingly, there is no requirement to then apply Schedule 14A to the Proposed Transaction as a result of disclosing information regarding a potential name change. Further, the cost involved in preparing and disclosing the information required under Item 14 as if the Proposed Transaction were a certainty (even though it is not a certainty) is a prohibitive additional expense for a company with no operations at this time, and that does not aid or assist in an investor’s understanding or knowledge with respect to the Company. In fact, such disclosure would be premature and confusing. We note that if and when the Company enters into the Proposed Transaction (in whatever form), any other transaction with NeuroOne, or any transaction with any other person or entity that would result in a change of control, the Company will disclose all applicable information regarding such transaction in accordance with applicable Commission rules, including the filing of a “super” Form 8-K.

The second proposal (“Proposal 2”) relates to the amendment of the Company’s Articles of Incorporation to increase its authorized shares. Providing for additional authorized shares will facilitate the use of the Company’s common stock and/or preferred stock for many purposes, including, among other things, (a) to raise working capital, (b) for compensatory purposes, (c) establishing strategic relationships, (d) for acquisition currency, (e) to pay existing or future obligations and (f) for general corporate purposes. Accordingly, the Proposed Transaction is one of many possible future uses of the Company’s stock, but because the Proposed Transaction is not certain and is one alternative among many possible uses of Company securities, the proposal to increase the authorized shares of the Company is not involving the Proposed Transaction. We note to the Staff that the Company currently, without effecting Proposal 2, would have enough shares authorized to effect the Proposed Transaction as it is currently being contemplated (although since the Proposed Transaction is not yet definitive, the Company cannot be assured of that). Consequently, the Proposed Transaction is not involving or related to Proposal 2. We have added language on page 9 of Amendment No. 1 to clarify that the Company has no definitive plans or arrangements to issue any such shares.

The fourth proposal (“Proposal 4”) relates to a potential change of the state of incorporation of the Company from the State of Nevada to the State of Delaware pursuant to a plan of conversion (the “Reincorporation”) in connection with which the Company will adopt a new certificate of incorporation and bylaws under the laws of the State of Delaware. Similar to Proposal 2 described above, the Reincorporation is not involving the Proposed Transaction. The Company believes that Delaware is prominent as a state of incorporation for many corporations, and the Board approved the Reincorporation because it believes that the resulting change to governance under the corporate laws of the State of Delaware will directly benefit its stockholders by providing greater clarity with respect to their rights, and in turn will provide greater certainty to its other constituents, among the other reasons described in the Information Statement. The Reincorporation is expected to occur regardless of whether the Company enters into the Proposed Transaction or any other transaction, and the Company expects to benefit from being a Delaware corporation regardless of entering into the Proposed Transaction or any other transaction. Accordingly, Proposal 4 does not relate to any of the matters referred to in Item 14 of Schedule 14A.

The fifth proposal (“Proposal 5”) relates to the adoption of the Company’s 2017 Equity Incentive Plan (the “Incentive Plan”). Similar to Proposal 2 and Proposal 4 described above, the Incentive Plan is not involving the Proposed Transaction. The Company believes that adopting the Incentive Plan will serve a critical role in attracting and retaining high caliber employees, consultants and directors essential to its success and in motivating these individuals to strive to meet its goals. This goal is important regardless of whether the Company enters into the Proposed Transaction, any other transaction with a third party, or determines to grow a new business independent of a third-party transaction. The adoption of the Incentive Plan is expected to occur regardless of whether the Company enters into the Proposed Transaction or any other transaction, and the Company expects to benefit from its adoption regardless of entering into the Proposed Transaction or any other transaction. Accordingly, Proposal 5 does not relate to any of the matters referred to in Item 14 of Schedule 14A.

2.	You state on page 6 that you are not a shell company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934. We note, however, that you have identified yourself as a shell company as well as a blank check company, as defined by Rule 419(a)(2) of the Securities Act of 1933, in your most recent Forms 10-Q. Please remove the disclaimer that you are not a shell company from your information statement or advise.

Effect has been given to the Staff’s comment. The Company has deleted the subsection entitled “Overview” on page 6 of Amendment No. 1.

Action #4 Reincorporation in Delaware

Changes to Stockholder Rights Before and After Reincorporation, page 14

3.	You state that your summary addresses “certain changes” to your Articles of Incorporation and bylaws as well as material differences between the NRS and DGCL, but that your summary does not purport to be complete. Please confirm, and revise as necessary to clarify, that you have disclosed all material differences between your charter documents after giving effect to the reincorporation.

Effect has been given to the Staff’s comment. Please see the revised language on page 17 of Amendment No. 1.

4.	In addition to the table beginning on page 20 outlining the differences in stockholder rights after the reincorporation, please consider adding a narrative discussion summarizing the ways in which the reincorporation impacts shareholder rights by limiting their rights, increasing the burden to shareholders, or otherwise negatively impacting shareholder rights.

Effect has been given to the Staff’s comment. Please see the revised language on page 17 of Amendment No. 1.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
STEPHEN E. FOX
For the Firm

cc:	Original Source Entertainment, Inc.